UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-40301

Infobird Co., Ltd

(Translation of registrant’s name into English)

Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road
Chaoyang District, Beijing, China 100102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 15, 2022, Infobird Co., Ltd (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”) for discussion and approval of a series of proposals. A quorum was present at the Meeting as required by the Second Amended and Restated Memorandum and Articles of Association of the Company. Specifically, the shareholders have approved:

1.	the increased of the authorized share capital of the Company from US$50,000 divided into 10,000,000 ordinary shares of US$0.005 par value each (the “Ordinary Shares”) to US$25,000,000 divided into 5,000,000,000 Ordinary Shares of US$0.005 par value each, by the creation of an additional 4,990,000,000 unissued Ordinary Shares of a par value of US$0.005 each to rank pari passu in all respects with the existing Ordinary Shares (the “Authorised Share Capital Increase”); and

2.	the amendment of the Company’s Second Amendment and Restatement of the Company’s Memorandum and Articles of Association and the adoption of the Third Amended and Restated Memorandum and Articles of Association attached as Annex B to the proxy statement for the Meeting furnished on the Company’s Form 6-K dated November 30, 2022.

About Infobird Co., Ltd

Infobird Co., Ltd. (Nasdaq: IFBD), is a software-as-a-service, or SaaS, provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions in China. Leveraging self-developed cloud-native architecture, AI and machine learning capabilities, patented Voice over Internet Protocol, or VoIP, application technologies, no-code development platform, and in-depth industry expertise, it primarily provides holistic software solutions to help its corporate clients proactively deliver and manage end-to-end customer engagement activities at all stages of the sales process including pre-sales and sales activities and post-sales customer support. It also offers AI-powered cloud-based sales force management software including intelligent quality inspection and intelligent training software to help our clients monitor, benchmark and improve the performances of agents. For more information, please visit http://www.infobird.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2022

INFOBIRD CO., LTD

By:	/s/ Yiting Song
Name: Yiting Song
Title: Chief Financial Officer